*KAB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12013139

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2012
Washington, DC
125

SEC FILE NUMBER
8- 66993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Blue Rock Global Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street, Suite 120
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Fullerton **952-229-7800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 3/12

OATH OR AFFIRMATION

I, Robert W. Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KRISTA JOY ELLINGSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

____
Notary Public

____
Signature

President & CCO
____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE ROCK GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2011

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

BLUE ROCK GLOBAL PARTNERS, INC.

We have audited the statement of financial condition of Blue Rock Global Partners, Inc. as of December 31, 2011 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Blue Rock Global Partners, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 15, 2012

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

		2011
ASSETS		
ASSETS		
Cash	$	130,573
Placement fee receivable		82,324
Prepaid expenses		15,956
TOTAL ASSETS	$	228,853
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	9,618
Commissions payable		59,324
TOTAL LIABILITIES		68,942
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares		10
Additional paid-in capital		99,449
TOTAL CAPITAL CONTRIBUTED		99,459
RETAINED EARNINGS		60,452
TOTAL STOCKHOLDERS' EQUITY		159,911
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	228,853

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Blue Rock Global Partners, Inc. (the Company) was established as a brokerage affiliate of Blue Rock Advisors, Inc. The Company's operations consist solely of private offers of the Blue Rock family of funds to institutional and accredited investors.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Commission income is recognized when earned, typically upon closing of the transaction or at predetermined dates stipulated by the fund prospectus.

Income taxes - The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

(1) Nature of business and significant accounting policies (continued)

Income taxes (continued) - The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2008, 2009, 2010 and 2011 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2006 through 2011 remain subject to examination by state and local tax authorities.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and institutional investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through February 15, 2012 which is the date the financial statements were available to be issued.

(2) Related party transactions

The Company shares certain operating and administrative expenses with Blue Rock Advisors, Inc. through an expense sharing agreement. During 2011, the Company paid $131,506 to Blue Rock Advisors, Inc. under this agreement.

Blue Rock Advisors, Inc. pays the Company fees for the placement of investors with various investment funds under their management. In addition the Company pays Blue Rock Advisors, Inc. commissions related to these placement fees earned by individuals under contract with Blue Rock Advisors, Inc.

(2) Related party transactions (continued)

The following table shows the related Blue Rock Advisors, Inc. placement fees receivable, commissions payable, expenses payable, revenues earned and expense incurred as of and for the year ended December 31, 2011.

As of December 31, 2011

Placement fee receivable	$	82,324
Commissions payable		59,324
Net amount receivable	$	23,000

For the year ended December 31, 2011

Placement fee revenue	$	1,209,633
Shared expenses	$	131,506
Commission expense	$	933,633

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital as defined by Rule 15c3-1 of $120,955 which exceeds its required net capital of $5,000 by $115,955. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1 at December 31, 2011.

(4) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.